UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sea Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R 100**

(CUSIP Number)

Forrest Xiaodong Li

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

Copy to:

Yanjun Wang, Esq.

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depositary share, each representing one Class A ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 81141R 100

(1)	NAME OF REPORTING PERSONS Forrest Xiaodong Li (“Mr. Li”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 67,239,357 Shares
	(8)	SHARED VOTING POWER 46,573,653 Shares[1]
	(9)	SOLE DISPOSITIVE POWER 51,195,138 Shares
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,813,010 Shares[2]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%[3]
(14)	TYPE OF REPORTING PERSON* IN

(1)	Represents 46,573,653 Class B ordinary shares of par value US$0.0005 per share (“Class B Ordinary Shares”) of the Issuer that are subject to an irrevocable proxy with respect to all matters that require shareholder vote granted by Tencent to Mr. Li.
(2)	The Reporting Person is deemed to beneficially own 21,711,564 Class A ordinary shares of par value US$0.0005 per share (“Class A Ordinary Shares”) and 92,101,446 Class B Ordinary Shares. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Shares.” Each Class B Ordinary Share is convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares.
(3)	As a percentage of 444,968,055 outstanding Shares as of March 8, 2019 immediately after the completion of the Issuer’s follow-on public offering, including 292,792,352 Class A Ordinary Shares and 152,175,703 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to three votes per share. Accordingly, and based on the foregoing, the Shares beneficially owned by the Reporting Person represent approximately 38.9% of the aggregate voting power of the total issued and outstanding Shares.

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CUSIP NO.: 81141R 100

(1)	NAME OF REPORTING PERSONS Blue Dolphins Venture Inc (“Blue Dolphins”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 39,416,870 Shares
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 39,416,870 Shares
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,416,870 Shares[4]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%[5]
(14)	TYPE OF REPORTING PERSON* CO

(4)	Represents 39,416,870 Class B Ordinary Shares held by the Reporting Person.
(5)	As a percentage of 444,968,055 outstanding Shares as of March 8, 2019 immediately after the completion of the Issuer’s follow-on public offering.

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Introductory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 3, 2017 (the “Original Schedule 13D”), and is being filed on behalf of Mr. Li and Blue Dolphins in respect of the Class A ordinary shares, par value US$0.0005 per share (the “Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.0005 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Shares”), of Sea Limited, a limited liability company organized and existing under the laws of the Cayman Islands (the “Issuer”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in the Amendment No. 1 but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The below table sets forth Mr. Li and Blue Dolphins’ beneficial ownership as of March 8, 2019, the latest practicable date for determining their beneficial ownership:

				Number of shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percent of Class		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Mr. Li	113,813,010 Shares(1)	24.6	%(2)	67,239,357 Shares	46,573,653 Shares(3)	51,195,138 Shares	0
Blue Dolphins	39,416,870 Shares(4)	8.9	%(2)	39,416,870 Shares	0	39,416,870 Shares	0

(1)	The amount beneficially owned by Mr. Li includes (i) 6,110,923 Class B Ordinary Shares held by Mr. Li, (ii) 39,416,870 Class B Ordinary Shares held by Blue Dolphins, (iii) 540 Class A Ordinary Shares beneficially owned by Mr. Li, (iv) 5,666,670 Class A Ordinary Shares issuable upon exercise of options held by Mr. Li within 60 days from March 8, 2019, (v) 135 Class A Ordinary Shares issuable upon vesting of restricted shares units held by Mr. Li within 60 days from March 8, 2019, (v) an aggregate of 16,044,219 Class A Ordinary Shares held by the directors and employees of the Issuer and Garena ESOP Program (PTC) Limited that have given Mr. Li an irrevocable proxy to vote such shares, including Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares and restricted share unit awards within 60 days from March 8, 2019, and (vi) 46,573,653 Class B Ordinary Shares held by Tencent for which it has given Mr. Li an irrevocable proxy to vote such Shares under the General Proxy (as defined in Item 6) (such Class B Ordinary Shares exclude those shares covered solely by an irrevocable proxy giving Mr. Li the voting rights over matters relating to the Issuer’s board size and composition under the Board Proxy (as defined in Item 6)).
(2)	As a percentage of 444,968,055 outstanding Shares as of March 8, 2019 immediately after the completion of the Issuer’s follow-on public offering, including 292,792,352 Class A Ordinary Shares and 152,175,703 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to three votes per share. Accordingly, and based on the foregoing, the Shares beneficially owned by the Reporting Person represent approximately 38.9% of the aggregate voting power of the total issued and outstanding Shares.
(3)	Represents 46,573,653 Class B Ordinary Shares that are subject to an irrevocable proxy with respect to all matters that require shareholder vote granted by Tencent to Mr. Li.
(4)	Represents 39,416,870 Class B Ordinary Shares held by Blue Dolphins.

The parties to the Irrevocable Proxy may be deemed to be a “group” pursuant to Rule 13d-5 of the Exchange Act. If the parties to the Irrevocable Proxy are deemed to be a group, the members of such group would be the Reporting Persons and Tencent.

Changes in the Reporting Persons’ beneficial ownership during the 60-day period prior to March 8, 2019 included (i) vesting of 41,684 options and 540 restricted share units granted to Mr. Li under the 2009 share incentive plan of the Issuer, (ii) the expected vesting of 5 million options and 135 restricted shares units on April 30, 2019 pursuant to the share incentive awards to Mr. Li under the 2009 share incentive plan, which is within 60 days from March 8, 2019, and (iii) a change in the number of shares subject to the irrevocable voting proxies granted by the directors and employees of the Issuer and Garena ESOP Program (PTC) Limited to Mr. Li.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

In connection with the Issuer’s follow-on offering in March 2019, Mr. Li has agreed that, without the prior written consent of Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. LLC, the joint bookrunners of the offering, he will not, during the period ending 90 days after March 5, 2019, the date of the final prospectus of such offering, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or file, or participate in the filing of, a registration statement with the SEC in respect of, any ordinary shares or ADSs, or any options or warrants to purchase any ordinary shares or ADSs, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares or ADSs, whether now owned or hereinafter acquired, owned directly by him or with respect to which he has beneficial ownership within the rules and regulations of the SEC. The foregoing restriction is expressly agreed to preclude Mr. Li from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of his securities even if such securities would be disposed of by someone other than himself. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, swap or sale or grant of any right (including without limitation any put or call option) with respect to any of his securities or with respect to any security that includes or relates to, or derives any significant part of its value from such ordinary shares or ADSs. The restrictions above are subject to certain customary exceptions.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated March 14, 2019 by and among the Reporting Persons

Exhibit 2	Form of Lock-Up Agreement (filed as Exhibit A to Exhibit 1.1 on Form 6-K, filed with the Securities and Exchange Commission on March 8, 2019, and incorporated herein by reference).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019

Forrest Xiaodong Li	/s/ Forrest Xiaodong Li

Blue Dolphins Venture Inc	By:	/s/ Forrest Xiaodong Li
	Name:	Forrest Xiaodong Li
	Title:	Director

[Signature Page to Schedule 13D/A]